UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bridgepoint Education, Inc.

File No. 333-156408 - CF# 24554

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Bridgepoint Education, Inc. has submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.13 and 10.14 to a Form S-1 filed on December 22, 2008, as amended, as modified by the same exhibits filed with fewer redactions as Exhibits 10.13 and 10.14 to a Form 8-K filed on January 12, 2010.

Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through January 1, 2011
Exhibit 10.14	through January 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel